UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2012

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Communication of Relevant Information dated January 17, 2012

Item 1

Relevant Information

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) announces that:

1)
Grupo Aval has formed a wholly owned subsidiary, Grupo Aval Limited (“GAL”), under the laws of the Cayman Islands. The corporate purpose of GAL is unrestricted and GAL has the full power to carry out any activities permitted by the laws of the Cayman Islands.

2)
GAL is evaluating the issuance of senior notes in the international capital markets, pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933. For such purpose, Grupo Aval will arrange meetings with potential investors. The issuance may follow subject to market conditions.

Any securities that may be offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities that may be issued, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2012

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel